

2004 !!!
Annual
Report

AR/S

P.E. 9-25-04

DEC 1 3 2004

COURIER CORP



2004

# COURIER
# CORPORATION

ANNUAL REPORT





# THE ART OF TEACHING

# IS THE ART OF

# ASSISTING DISCOVERY.

## —MARK VAN DOREN





CONTENTS

Courier has a long history of service to students, teachers, and educational publishers. In 2004 we expanded on this tradition and had our best year ever as a producer of books for schools. In specialty publishing, we acquired a market-leading publisher of academic study guides and launched a major campaign to bring more Dover titles into classrooms. In book manufacturing, we doubled our four-color capacity in time to capture a new wave of growth in the textbook market. Here's a closer look at what we've done and why.

# PREPARE



... defined by $y = k \cdots$

For all ... of $x$, $y$ is equal to 2. The graph of $g$ is a straight ... slope 0 and $y$-intercept $(0,2)$.

| x | -2 | 0 | 3 |
|---|---|---|---|
| y | 2 | 2 | 2 |

... $y = mx + b$ is a line.
... a line.

...we points. Let us
...cept lies on the ...

...  0 to $x$ and ...
... solving for $x$. It is
... find a third point ...
... $y$. Thus we get the ...

| | y |
|---|---|
| - 9 = | -9 |
| - 9 = | 3 |

...three points are $(0, \cdots$
...ugh them (see sketch)

...If $2y = 4$, then ...

Graph the function de... $y$ $3x - 4y = 12$.

Solution: Solve for $y$:  $3x - 4y = 12$

$$-4y = 12 \cdots$$
$$y = -3 + \cdots$$
$$y = \frac{3}{4}x - 3.$$

The graph of this function is a straight line since it is
of the form $y = mx + b$.  The $y$-intercept is the point
$(0, -3)$ since for $x = 0$, $y = b = -3$.  The $x$-intercept is
the point $(4, 0)$ since for $y = 0$,
$x = (y + 3) \cdot \frac{4}{3} = (0 + 3) \cdot \frac{4}{3} = 4$.  These two points, $(0,-3)$
and $(4,0)$ are sufficient to determine the graph (see the
figure).  A third point, $(8,3)$, satisfying the equation of
the function is plotted as a partial check of the inter-



junior high to postgraduate and professional, including teacher certification in more than 30 states. Its combination of academic excellence and accessibility has made it popular with both students and teachers for more than 40 years. Among recent REA titles: the first-ever guide to the new SAT 2005.



With the January acquisition of Research & Education Association (REA), our specialty publishing segment gained more than 800 test preparation and study guide titles as well as a strong presence in school and college bookstores throughout North America. REA's proprietary content ranges from

Carefully remove costume page
at center perforation, taking
special care around staples.

*Bridesmaid dress*  PLATE 6

nsult with
ner



through several new initiatives including a Teacher's Catalog and discount program, an online Teacher's Store, and Teacher's Sampler emails containing classroom-ready content. At the same time, we've begun taking advantage of REA's market knowledge and sales organization to increase Dover sales to college students.



Teachers at every grade level have been drawing on Dover's vast array of appealing, attractively priced content for years. In 2004, we offered more than ever, from small-format "Learning About" books for grades 1-3 to Thrift Editions of literary classics and a dazzling variety of arts and crafts titles. We also combined educational marketing with practical help







response from key customers, the new press approached full utilization in less than six months. As a result, we began fiscal 2005
by ordering a second, identical press for installation next fall, ensur-
ing that Courier will continue to be well positioned for share gains
in the education market.



Years of steady capital investment in book manufacturing reached a climax in April 2004 as a new $12-million press from Man Roland came online at our Kendallville, Indiana plant, doubling four-color capacity in time for the healthiest textbook season in years. Between an improving economy and an enthusiastic

# DEAR SHAREHOLDERS, CUSTOMERS, EMPLOYEES AND FRIENDS:

Fiscal 2004 was another very good year for Courier. We set new sales and income records, with education sales driving increases in both of our operating segments. Our new four-color press, whose purchase raised a few eyebrows in the industry last year, proved to be a big hit with customers and led our book manufacturing segment to significant gains in textbook business. Our new specialty publishing acquisition, Research & Education Association (REA), quickly proved its merits as a complement to Dover Publications, strengthening our presence among students and teachers and sparking fresh thinking on our entire publishing lineup. We maintained our excellent cash position despite the cost of our investments in REA and the new press. And we outperformed the S&P 500 in total shareholder return for the fifth year in a row.

We didn't do everything we set out to do. We continued to encounter soft market conditions in specialty trade, which reduced sales growth in book manufacturing and at Dover as well. Fortunately, there was good news on both fronts by the end of the year. In book manufacturing, specialty trade sales finally turned positive in the fourth quarter, while long-term prospects in education led us to plan for more capacity in 2005 and beyond. And in publishing, both Dover and REA began taking steps to realize the combined growth opportunities that are now open to them.

## MILESTONES

— We had our eighth straight year of earnings growth, as income from continuing operations rose to $20.5 million or $2.50 per diluted share, up 5% from $19.3 million or $2.37 per diluted share in fiscal 2003.
— Sales from continuing operations rose to a record $211 million from $202 million, an increase of 5% over last year.
— We finished the year with $24 million in cash, well positioned for future strategic moves.
— We had a three-for-two stock split and a double-digit dividend increase, enabling us to beat the S&P 500 in total shareholder return for the fifth straight year and the seventh out of the last eight.
— We continued to invest in new systems and equipment, realizing impressive results from our Man Roland press, which delighted customers and approached 100% utilization in less than six months.

— We were recognized by *Forbes* for the fourth year in a row as one of the "200 Best Small Companies in America," and by the *Boston Globe* in its annual *Globe 100* list of the "Best of Massachusetts Business."

SEGMENTS

**Book Manufacturing** — Our market-focused strategy continues to help us weather economic cycles and build long-term relationships with key customers. In 2004, two of our three markets were up, with education sales up 13% and religious sales up 3%, helping us to overcome an off year in specialty trade. In education, share gains enabled us to outperform the overall market by a substantial margin. Some of the gains were made possible by our increased capacity, but they also reflected our whole approach to doing business. Customers like our market focus: they appreciate how well we understand their needs and how committed we are to their success. Our investment in state-of-the-art equipment is a powerful symbol of that commitment, reinforcing our reputation as an industry leader. Even as we were expanding in Indiana for the education market, we were making improvements at our Philadelphia plant that enabled record throughput in religious book production. And across all our operations, we have continued to make other, less visible investments in information technology and workflow management to ensure a better, faster customer experience.

Startup costs for the new press and a tight pricing environment contributed to a decline in the segment's gross profit percentage for the year. Gross profit as a percentage of sales was 27.9% in fiscal 2004, versus 29.5% in 2003. But full-year pretax income in the segment was up 4% to $25.2 million, or $2.01 per diluted share, from $24.2 million in 2003.

**Specialty Publishing** — Education was also the most productive market in our publishing segment, as the January acquisition of REA added approximately $4 million in sales over the balance of the year. Dover, faced with a difficult sales year in several of its niche markets, also focused systematically on the needs of schools and libraries, adding an educational specialist and developing new print, online and editorial programs to serve teachers.

All told, Dover released 665 new products during the year, the most ever. Two particularly exciting examples can be seen later in this report. The Stamp Collecting Fun Kit is part of a series of craft and hobby kits combining Dover books, customized accessories, and colorful packaging. The Dover Pictura series is a premium line of image books and CD-ROMs for professional designers. Both products illustrate the power of a focused development strategy to extend the Dover brand to new audiences and higher-margin applications. Another initiative involves building on last year's successful collaborations with the American Museum of Natural History and Borders Group to develop a range of co-branded and customer-driven products.

Meanwhile, REA has been executing its own ambitious plans to meet diverse study needs among students, teachers, and other adult professionals. REA's highly regarded product lines extend all the way from 8th grade math, through SAT, ACT and AP test preparation for high school students, to college, graduate and professional studies in dozens of disciplines. While most of this material is strikingly different from Dover's, the degree of audience overlap creates intriguing possibilities for joint content development and marketing. Bringing REA and Dover together in our publishing segment will enable both organizations to capture these possibilities while sharing in an upgraded IT infrastructure which will enhance customer service across the board.

For fiscal 2004, specialty publishing sales were $40.8 million, up 12% from 2003. Dover sales were $36.9 million, up 1%. The segment's gross profit as a percentage of sales was 47.9% for the year, versus 47.2% in 2003. Pretax income was $6.5 million in 2004, an increase of 11%.

## TRANSITIONS

Our publishing segment passed a milestone this fall with the retirement of Dover President Clarence Strowbridge after an extraordinary 45-year career. Starting in 1959 as an editorial assistant, Clarence rose to Editor-in-Chief and Executive Vice President under Dover founder Hayward Cirker. Clarence has represented the heart and soul of Dover throughout the time I have known him, and I am pleased that we will continue to have access to his wise counsel on a part-time basis. Dover's new President, Paul Negri, has been with the company since 1978, most recently as Editor-in-Chief and Senior Vice President. Paul has already taken steps to broaden the Dover management team with new vice presidents of marketing and operations and a new head of bookstore sales.

REA experienced a comparable transition in 2004 when Carl Fuchs succeeded company founder Max Fogiel as President on January 6. And the segment as a whole is under new leadership with the promotion of Eric Zimmerman to the new position of Courier Vice President for Publishing. Eric, Paul, and Carl have exciting plans for the future of our publishing segment, and I am confident they will take it to a new level of sustained growth.

## GOALS

Every year has its challenges and opportunities. This year we seized opportunities in education to grow beyond the limits we saw in our other markets. We expect more opportunities in the coming year, and we are ready to seize them, too.

Having started fiscal 2005 by successfully cheering the Boston Red Sox to a World Series victory, I have equal confidence in our Courier team. We have the people and the technology to drive greater growth in both of our businesses. And we have the focus, knowledge and will to do everything we set out to do. With that, here are our goals for 2005:

— Grow revenues and earnings to new records.
— Continue to build share in the education market.
— Bring our publishing brands to new markets and audiences.
— Deliver the best service ever.

As always, I am deeply grateful to everyone who has made our success possible. To our customers, employees, investors and friends—it's an honor and a thrill to serve you. I look forward to an excellent year and our next meeting.

James F. Conway III
Chairman, President and Chief Executive Officer



PLATE NO. 1



CATCHING

the WAVE

Rising textbook demand was key to the growth of Courier's book manufacturing business in 2004. It also proved the value of focusing on a balanced portfolio of primary markets where we can get to know our customers well, anticipate their needs, and plan for future growth.

Over the years Courier has steadfastly pursued a policy of disciplined investment in capacity and efficiency. In 2003, at a time when many competitors were cutting back on capital outlays, we committed to our single largest equipment investment ever with the purchase of a state-of-the-art four-color press from Man Roland for our Kendallville, Indiana plant. The wisdom of this move was demonstrated

Education, always a strong market for Courier, was particularly favorable in 2004. With a reviving economy and capacity boosted by investments in technology, education sales rose 13% overall, with elementary and high school textbook sales up 30%.



PLATE NO. 2



PLATE NO. 3

in 2004 as the new press ramped up quickly to 24/7 operation, driven by strong demand for elementary and high school textbooks and a continuing trend to four-color textbook production.

This smooth startup followed comprehensive planning for workplace safety, productivity and ergonomics. Total training hours for Courier employees, which reached record levels in 2002 and again

Personal attention and strong customer relationships have been hallmarks of Courier's service to religious publishers for more than 50 years. Sales to this market grew 3% in 2004, in keeping with long-term expectations.

in 2003, more than doubled in 2004 as
we expanded our organization to manage
the increased capacity. With a second
identical press scheduled for delivery in
late 2005 to meet longer-term growth
needs, we expect to create additional
manufacturing jobs and another training
record as well.

The combination of strategic focus,
meticulous process management, and a

Cookbooks added some spice to a difficult year in the specialty trade market,
where sales were down 8%. Business and travel books also helped to offset slow sales
in other trade categories. The year ended on a positive note, with fourth-quarter
sales up modestly over 2003.



PLATE NO. 4

seasoned workforce is at the heart of Courier's ability to deliver industry-leading service while improving operating efficiency year after year. As we use our expanded capacity to build additional market share, service and efficiency will continue to differentiate us from competitors while delivering value for customers, employees, shareholders, and the communities in which we operate.



PERFECT

The January acquisition of Research & Education Association led off a year of growth and change for our publishing segment, resulting in record sales and earnings, a stronger organization, and new cross-selling potential. It also brought us closer than ever to students and teachers.

FIGURE 1. TEST PREP CENTRAL



*FIGURE 2.* H O B B Y I n a B o x



our electronic Sampler programs in ways that work not only for teachers, but for readers everywhere.

Like REA, Dover has always served the cause of lifelong learning. Together, these companies enter fiscal 2005 with a new generation of leadership and new possibilities for innovation, collaboration, and market penetration.

[illegible] MAGNIFICATION in this Art Nouveau image from Dover's [illegible] CD-ROMs provide scalable, high-resolution, [illegible] for use by design professionals. They also illustrate Dover's [illegible] a growing range of price points.

*FIGURE 3.* SCALABLE IMAGERY



FIFTH PERIOD:



2004 ANNUAL REVIEW

| (Dollar amounts in millions except per share data) | 2004 | 2003 | 2002 | 2001 | 2000* |
|---|---|---|---|---|---|
| Net sales | $ 211.2 | $ 202.0 | $ 201.0 | $ 210.8 | $ 191.2 |
| Gross profit | 68.6 | 67.4 | 62.6 | 60.1 | 48.5 |
| Income from continuing operations | 20.5 | 19.3 | 16.3 | 13.6 | 11.3 |
| Income per diluted share from continuing operations | 2.50 | 2.37 | 2.04 | 1.75 | 1.49 |
| Dividends per share | 0.35 | 0.30 | 0.27 | 0.24 | 0.21 |
| Working capital | 57.5 | 50.9 | 34.0 | 28.2 | 33.3 |
| Current ratio | 3.0 | 2.9 | 2.2 | 1.9 | 1.9 |
| Capital expenditures | 13.4 | 10.9 | 4.9 | 12.8 | 16.3 |
| Depreciation and amortization | 10.9 | 9.8 | 10.7 | 11.8 | 8.1 |
| Total assets | 175.2 | 151.5 | 131.8 | 133.6 | 141.8 |
| Long-term debt | 0.5 | 0.6 | 0.7 | 16.5 | 31.3 |
| Long-term debt as a percentage of capitalization | 0.4% | 0.5% | 0.7% | 17.0% | 31.6% |
| Stockholders' equity | 135.0 | 115.4 | 95.9 | 80.3 | 67.8 |
| Return on stockholders' equity | 16.4% | 18.2% | 18.5% | 18.4% | 18.0% |
| Stockholders' equity per share | 16.81 | 14.55 | 12.26 | 10.48 | 9.01 |
| Shares outstanding (in 000's) | 8,031 | 7,931 | 7,821 | 7,668 | 7,524 |
| Number of employees | 1,465 | 1,420 | 1,455 | 1,504 | 1,535 |

Net sales, gross profit, income, income per diluted share and return on stockholders' equity reflect continuing operations (see Note I).

Income per diluted share from continuing operations is based on weighted average shares outstanding; stockholders' equity per share is based on shares outstanding at year end. Shares outstanding and per share amounts have been retroactively adjusted to reflect three-for-two stock splits distributed on December 5, 2003 and August 31, 2001 (see Notes A and L).

*Fiscal 2000 included 53 weeks.

## FORWARD-LOOKING INFORMATION

*The Annual Report to shareholders includes forward-looking statements. Statements that describe future expectations, plans or strategies are considered "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the Securities and Exchange Commission. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results include, among others, changes in customers' demand for the Company's products, including seasonal changes in customer orders, changes in raw material costs, pricing actions by competitors, consolidation among customers and competitors, success in the integration of acquired businesses, unanticipated changes in operating expenses, changes in technology, difficulties in the start-up of new equipment, changes in copyright laws, changes in tax regulations, and general changes in economic conditions, including currency fluctuations and changes in interest rates. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. The forward-looking statements included herein are made as of the date hereof, and the Company undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.*

## OVERVIEW

Courier Corporation, founded in 1824, is one of America's leading book manufacturers and specialty publishers. Courier's eight straight years of earnings growth was achieved through a strong focus on growth markets, technological innovation and outstanding customer service.

The Company has two business segments: full-service book manufacturing and specialty publishing. In 2003, the Company sold the assets of Courier Custom Publishing, Inc., which comprised all of the activities of the customized education segment (see "Discontinued Operation" below).

**Book Manufacturing** streamlines the process of bringing books from the point of creation to the point of use. Based on sales, Courier is the fifth largest book manufacturer in the United States and largest in the Northeast, offering services from content management, prepress and production through storage and distribution. Courier's principal markets include religious, educational and specialty trade books.

**Specialty Publishing** consists of Dover Publications, Inc. (Dover), acquired by Courier on September 22, 2000, as well as Research & Education Association, Inc. (REA), which was acquired on January 6, 2004. Dover publishes over 8,500 titles in more than 30 specialty categories ranging from literature and poetry classics to paper dolls, and from musical scores to typographical fonts. Dover sells its products through most American bookstore chains, independent booksellers, children's stores, craft stores and gift shops, as well as a diverse range of distributors around the world. Dover also sells its books directly to customers through its specialty catalogs and over the Internet at www.doverpublications.com. REA publishes test preparation and study-guide books and software for high school, college, graduate students and professionals, which it sells through book retailers and wholesalers around the world and directly to consumers through catalogs and over the Internet at www.REA.com.

## RESULTS OF OPERATIONS

### Continuing Operations

| (in thousands except per share amounts) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net sales | $ 211,179 | $ 202,002 | $ 201,024 |
| Gross profit | 68,570 | 67,372 | 62,573 |
| Income from continuing operations | 20,540 | 19,272 | 16,295 |
| Income per diluted share | 2.50 | 2.37 | 2.04 |

The Company's income from continuing operations in 2004 was $20.5 million, or $2.50 per diluted share, an increase of 7% over corresponding 2003 results of $19.3 million, or $2.37 per diluted share. Sales from continuing operations of $211 million for 2004 were up 5% over sales of $202 million in 2003. Gross profit increased to $68.6 million in 2004 from $67.4 million in the prior year. As a percentage of sales, gross profit decreased to 32.5% from 33.4% in 2003. Selling and administrative expenses for 2004 were $37.3 million, 1% lower than the previous year. On May 26, 2004, the Company realized a pretax gain of $250,000 or $.02 per diluted share, from the sale of the unutilized portions of its multi-building manufacturing complex in Westford, Massachusetts.

On January 6, 2004, the Company purchased substantially all of the assets of REA, a publisher with total annual sales of approximately $6 million. The acquisition was accounted for as a purchase, and accordingly, REA's financial results were included in the specialty publishing segment in the consolidated financial statements from the date of acquisition. The purchase price was approximately $12 million, with an allocation of $8.4 million to goodwill in the accompanying financial statements. REA contributed $.01 per diluted share to fiscal 2004 results.

In 2003, income from continuing operations increased by 18% to $19.3 million, or $2.37 per diluted share, from $16.3 million, or $2.04 per diluted share, for the prior year. Sales in 2003 were $202 million compared to $201 million in 2002. Gross profit in 2003 increased by $4.8 million, or 8%, and as a percentage of sales, increased to 33.4% from 31.1% in 2002. Selling and administrative expenses were $37.8 million in both 2003 and 2002.

For each of the three years discussed above, the amounts do not include the results of a discontinued operation, Courier Custom Publishing, a provider of customized teaching materials which was sold on December 17, 2002 (see "Discontinued Operation" below). Courier Custom Publishing comprised all of the activities of the customized education segment in 2003 and 2002.

## Continuing Operations

| Sales by Segment (in thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Book Manufacturing | $ 177,225 | $ 171,858 | $ 170,382 |
| Specialty Publishing | 40,787 | 36,391 | 36,004 |
| Intersegment sales | (6,833) | (6,247) | (5,362) |
| Total | $ 211,179 | $ 202,002 | $ 201,024 |

| Pretax Income by Segment (in thousands) | 2004 | 2003 | 2002 |
|---|---|---|---|
| Book Manufacturing | $ 25,186 | $ 24,171 | $ 19,817 |
| Specialty Publishing | 6,475 | 5,855 | 4,890 |
| Other income | 250 | — | — |
| Intersegment profit | (360) | (500) | (405) |
| Total | $ 31,551 | $ 29,526 | $ 24,302 |

**Book Manufacturing Segment** Sales from the Company's book manufacturing segment in 2004 were $177.2 million, an increase of 3% over 2003 sales. The Company focuses on three key publishing markets in this segment: education, religious and specialty trade. Sales to educational publishers increased approximately 13% in 2004. Sales to educational publishers of elementary and high school textbooks were the primary source of growth, with sales up approximately 30% over 2003. Sales to the college market, which represents the largest portion of the Company's education sales, were up 4% over the prior year. Sales to the religious market increased 3%. Sales to customers in the specialty trade market were down 8% in 2004, in part due to a large drop in the sale of computer game books, particularly during the first half of the fiscal year. During 2004, the Company expanded its four-color book manufacturing capabilities with the addition of a major new four-color press at its Kendallville, Indiana facility. The press became operational in April 2004. In 2003, sales were $171.9 million, up 1% over the prior year. Sales to educational publishers in 2003 were approximately 6% ahead of the prior year with particular strength in four-color textbooks in the college market. Sales to publishers of elementary and high school textbooks were down 3%, as that market was impacted by state and local funding deficits. Sales to the religious market were down 2%, reflecting a shortfall in sales of religious trade books while sales to customers in the specialty trade market were up 4% in 2003.

Gross profit as a percent of sales in the Company's book manufacturing segment decreased to 27.9% in 2004 from 29.5% last year. Productivity gains were offset by a combination of selectively lowered prices and start-up costs related to the new four-color press. In 2003, gross profit increased to 29.5% from 27.5% in 2002. The improvement reflected the benefits from tightly managing costs, gains in productivity due to new equipment and increased employee training, as well as an improved sales mix.

In 2004, selling and administrative expenses of $24.5 million were down by 8% from 2003, and as a percentage of sales, decreased to 14% compared to 16% in the prior year. The reductions were due primarily to a decrease in bad debt expense of approximately $600,000 as well as reductions in incentive compensation of approximately $1.6 million. Selling and administrative expenses in 2003 amounted to $26.8 million, or 16% of sales, down 2% from the prior year, reflecting reduced administrative costs in this segment.

Intercompany interest income allocated to the book manufacturing segment was $330,000 in fiscal 2004, compared to $281,000 in 2003 and $253,000 in 2002.

Pretax income for the Company's book manufacturing segment in 2004 was $25.2 million, up 4% compared to 2003, and net income per diluted share was $2.01, an increase of 3% over the prior year. Fiscal 2003 pretax income in this segment increased 22% to $24.2 million, or, on an after-tax basis, $1.95 per diluted share, compared to $19.8 million, or $1.69 per diluted share, in 2002.

**Specialty Publishing Segment.** The Company's specialty publishing segment is comprised of Dover, as well as REA since its acquisition on January 6, 2004. Sales in fiscal 2004 were $40.8 million, an increase of $4.4 million or 12% over fiscal 2003 sales. REA contributed $3.9 million of sales. Dover's sales in 2004 were up 1% over the prior year to $36.9 million. Direct-to-consumer sales increased by 5% in 2004, while international sales rose 9% over the previous year. Sales in 2004 to U.S. retailers, which account for approximately 70% of Dover's sales and include the major bookstore chains, were comparable to last year. Fiscal 2003 sales were $36.4 million, an increase of 1% over 2002. Direct-to-consumer sales were up 13% in 2003 and international sales increased 15% over the prior year. In contrast, sales to domestic retailers were down 2% for the 2003 fiscal year as a result of a 22% reduction in sales to the large bookstore chains. While sales to the bookstore chains dropped, sales to online booksellers and to non-bookstore retailers, such as craft stores and gift shops, grew significantly.

Gross profit as a percentage of sales in the specialty publishing segment was 47.9% in 2004 compared to 47.2% in 2003. Dover's gross profit as a percentage of sales continued to improve in 2004 to 49.4% from 47.2% in 2003 due to both efficiencies in warehousing and distribution operations as well as modest price increases. REA's gross profit percentage was 34.4%, which included approximately $600,000 of expense related to a required purchase accounting write-up of inventory to fair market value when REA was acquired. The total inventory write up was approximately $1 million, which will be expensed as the acquired inventory is sold. In 2003, Dover's gross profit as a percentage of sales increased to 47.2% compared to 45.0% in 2002. The improvement in the gross profit percentage reflects increased prices and a favorable mix of direct-to-consumer sales, as well as cost savings from shifting more manufacturing of Dover books to the Company's manufacturing plants. Also, declining product costs related to the sale of inventory from the original acquisition contributed approximately 1.0 percentage point to the increase.

Selling and administrative expenses in this segment were $12.8 million in 2004, an increase of $1.8 million or 16% over 2003. The acquisition of REA and increases in sales and marketing activities at Dover accounted for the increase. In 2003, Dover's selling and administrative expenses were $11.0 million, up 4% over 2002, reflecting higher sales and marketing expenses.

Intercompany interest expense is allocated to the specialty publishing segment based on the acquisition cost of Dover and REA, reduced by cash generated by each business since acquisition. Such interest expense in 2004 was $307,000 compared to $333,000 in 2003 with the decrease primarily attributable to cash generated by Dover. In 2003, intercompany interest expense decreased to $333,000 from $733,000 in 2002, reflecting a reduction in the Company's average annual borrowing rate, as well as cash generated by Dover.

Pretax income in the specialty publishing segment in fiscal 2004 was $6.5 million, or, on an after-tax basis, $.50 per diluted share, up 11% from $5.9 million, or $.46 per diluted share in the prior year. REA contributed approximately $170,000 to pretax income, or $.01 per diluted share, in 2004. In 2003, pretax income in this segment increased 20% to $5.9 million, or $.46 per diluted share, compared to $4.9 million, or $.39 per diluted share in the previous year, reflecting the improvement in gross profit.

**Total Consolidated Company** Net interest income in 2004 was $23,000 compared to net interest expense of $52,000 in 2003 and $480,000 in 2002. During 2004 and 2003, there were no borrowings under the Company's $60 million revolving credit facility; however, interest expense includes commitment fees and other costs associated with maintaining this credit facility. In fiscal 2002, the Company's average borrowings on its credit facility were $7.5 million at an average annual interest rate of 2.5%. Cash investments in 2004 averaged approximately $17.7 million earning an average annual interest rate of 1.3%, generating interest income of approximately $230,000. For 2003, the Company's average cash investments were approximately $17.5 million earning a 1.2% annual investment rate, generating interest income of approximately $200,000. Capitalized interest, related to the new four-color press, was $74,000 in 2004. No interest was capitalized in 2003 or 2002.

Other income in 2004 was comprised of a pretax gain of approximately $250,000 resulting from the sale of an unused portion of the Company's multi-building manufacturing complex in Westford, Massachusetts.

The Company's effective tax rate of 35% for 2004 was comparable to the prior year. The effective tax rate for 2003 was 35% compared to 33% in 2002 reflecting a higher effective state tax rate and a reduced benefit from export related income.

For purposes of computing net income per diluted share, weighted average shares outstanding increased by approximately 101,000 shares in 2004 and 128,000 shares in 2003. These increases were primarily due to options exercised and shares issued under the Company's stock plans and the impact of potentially dilutive shares. On November 6, 2003, the Company announced a three-for-two stock split effected in the form of a 50% stock dividend, which was distributed on December 5, 2003 to stockholders of record on November 17, 2003. Weighted average shares outstanding and net income per share amounts for periods prior to November 17, 2003 have been restated to give effect to the stock split.

**Discontinued Operation** On December 17, 2002, the Company sold the assets of its wholly owned subsidiary, Courier Custom Publishing, Inc., which comprised all of the activities of the customized education segment in 2003 and 2002. The customized education segment provided customized coursepacks and textbooks. Fiscal 2003 results for this operation were a loss, net of tax, of $65,000 compared to a loss, net of tax, of $120,000 in 2002. Proceeds from the sale of Courier Custom

Publishing were $1.5 million resulting in an after-tax gain of approximately $0.9 million, or $.11 per diluted share. Courier Custom Publishing was accounted for as a discontinued operation in the accompanying financial statements.

## LIQUIDITY AND CAPITAL RESOURCES

Operating activities provided $28.3 million of cash. Income from continuing operations for the year was $20.5 million. Depreciation was $8.7 million and amortization of prepublication costs was $2.2 million. Increases in deferred income taxes provided $2.5 million of cash. Working capital used approximately $4.7 million of cash, due primarily to an increase in accounts receivable and inventories.

Investment activities used $26.4 million of cash, including $11.9 million for the acquisition of REA. Proceeds from the sale of the unutilized portions of the Company's mill complex in Westford, Massachusetts were $1.7 million. Capital expenditures were approximately $13.4 million, including approximately $10 million for the new four-color press installation and related building expansion at the Kendallville, Indiana facility. For fiscal 2005, capital expenditures are expected to increase to $18–$20 million. Approximately half of this amount will be payments on another four-color press, identical to the press installed this year, which will expand the Company's capacity to produce four-color textbooks. On October 29, 2004, the Company entered into an agreement for approximately $10 million to purchase this new press, which is expected to be installed during the first quarter of fiscal 2006 (not included in the table below). Prepublication costs were approximately $2.8 million, reflecting increased investments in new title offerings at Dover and REA. These costs are expected to increase modestly in 2005 as publishing activity continues to grow.

Financing activities used approximately $1.8 million of cash in 2004. During the year, there were no borrowings under the Company's $60 million revolving credit facility. The Company uses this revolving credit facility for both its long-term and short-term financing needs. Dividend payments were $2.8 million while proceeds from stock plans were $1.1 million, primarily from the exercise of stock options. The Company believes that its cash on hand and cash from operations and available credit facilities will be sufficient to meet its cash requirements through 2005.

The following table summarizes the Company's contractual obligations and commitments at September 25, 2004 to make future payments as well as its existing commercial commitments.

| (000's omitted) | | | | | |
|---|---|---|---|---|---|
| | | Payments due by period | | | |
| Contractual Payments: | Total | Less than 1 Year | 1 to 3 Years | 4 to 5 Years | After 5 Years |
| Long-Term Debt | $ 593 | $ 83 | $ 173 | $ 184 | $ 153 |
| Operating Leases | 11,039 | 3,198 | 3,700 | 1,691 | 2,450 |
| Purchase Obligations | 1,047 | 1,047 | – | – | – |
| Other Long-Term Liabilities | 2,630 | – | 635 | 210 | 1,785 |
| Total | $ 15,309 | $ 4,328 | $ 4,508 | $ 2,085 | $ 4,388 |

## RISKS

The Company derived approximately 44% of its 2004 revenues and 45% of its 2003 revenues from two major customers. The loss of either of these customers or a significant reduction in order volumes from them would have a material adverse effect on the Company.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to collectibility of accounts receivable, recovery of inventories, impairment of goodwill, prepublication costs and income taxes. Management bases its estimates and judgments on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results may differ from these estimates. The significant accounting policies which management believes are most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

**Accounts Receivable** Management performs ongoing credit evaluations of the Company's customers and adjusts credit limits based upon payment history and the customer's current credit worthiness. Collections and payments from customers are continuously monitored. A provision for estimated credit losses is determined based upon historical experience and any specific customer collection issues that have been identified. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

**Inventories** Management records reductions in the cost basis of inventory for excess and obsolete inventory based primarily upon historical and forecasted product demand. If actual market conditions are less favorable than those projected by management, additional inventory charges may be required.

**Goodwill** The Company evaluates possible impairment annually or whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The Company completed the annual impairment test at September 25, 2004 resulting in no change to the nature or carrying amounts of its intangible assets. Changes in market conditions or poor operating results could result in a decline in value thereby potentially requiring an impairment charge in the future.

**Prepublication Costs** The Company capitalizes prepublication costs, which includes the cost of acquiring rights to publish a work and costs associated with bringing a manuscript to publication such as artwork and editorial efforts. Prepublication costs are amortized on a straight-line basis over periods ranging from three to four years. Management regularly evaluates the sales and profitability of the products based upon historical and forecasted demand. Based upon this evaluation, adjustments may be required to amortization expense.

**Income Taxes** The income tax provision and related accrued taxes are based on amounts reported on the Company's tax returns and changes in deferred taxes. Deferred income tax liabilities and assets are determined based upon the differences between the financial statement and tax bases of assets and liabilities. Changes in the recoverability of the Company's deferred tax assets or audits by tax authorities could result in future charges or credits to income tax expense, and related accrued and deferred taxes.

| For the Years Ended | September 25, 2004 | September 27, 2003 | September 28, 2002 |
|---|---|---|---|
| Net sales (Note A) | $ 211,179,000 | $ 202,002,000 | $ 201,024,000 |
| Cost of sales | 142,609,000 | 134,630,000 | 138,451,000 |
| Gross profit | 68,570,000 | 67,372,000 | 62,573,000 |
| Selling and administrative expenses | 37,292,000 | 37,794,000 | 37,791,000 |
| Interest (income) expense, net | (23,000) | 52,000 | 480,000 |
| Other income (Note K) | 250,000 | – | – |
| Pretax income | 31,551,000 | 29,526,000 | 24,302,000 |
| Provision for income taxes (Note C) | 11,011,000 | 10,254,000 | 8,007,000 |
| Income from continuing operations | $ 20,540,000 | $ 19,272,000 | $ 16,295,000 |
| Discontinued operations: | | | |
| Loss from operations, net of tax | – | (65,000) | (120,000) |
| Gain on disposal, net of tax | – | 913,000 | – |
| Net income | $ 20,540,000 | $ 20,120,000 | $ 16,175,000 |
| Income per basic share (Notes A and L): | | | |
| Continuing operations | $ 2.58 | $ 2.46 | $ 2.11 |
| Discontinued operations (Note I): | | | |
| Loss from operations | – | (0.01) | (0.02) |
| Gain on disposal | – | 0.12 | – |
| Net income per basic share | $ 2.58 | $ 2.56 | $ 2.09 |
| Income per diluted share (Notes A and L): | | | |
| Continuing operations | $ 2.50 | $ 2.37 | $ 2.04 |
| Discontinued operations (Note I): | | | |
| Loss from operations | – | (0.01) | (0.02) |
| Gain on disposal | – | 0.11 | – |
| Net income per diluted share | $ 2.50 | $ 2.48 | $ 2.02 |
| Cash dividends declared per share | $ 0.35 | $ 0.30 | $ 0.27 |

The accompanying notes are an integral part of the consolidated financial statements.

|                                                                                           | September 25, 2004 | September 27, 2003 |
|-------------------------------------------------------------------------------------------|--------------------|--------------------|
| **Assets**                                                                                |                    |                    |
| Current assets:                                                                           |                    |                    |
| Cash and cash equivalents (Note A)                                                        | $ 23,965,000       | $ 23,824,000       |
| Accounts receivable, less allowance for uncollectible accounts of $1,630,000 in 2004 and $1,741,000 in 2003 (Note A) | 34,072,000 | 29,174,000 |
| Inventories (Note B)                                                                      | 25,108,000         | 20,681,000         |
| Deferred income taxes (Note C)                                                            | 2,852,000          | 3,164,000          |
| Other current assets                                                                      | 840,000            | 1,214,000          |
| Total current assets                                                                      | 86,837,000         | 78,057,000         |
| Property, plant and equipment (Note A):                                                   |                    |                    |
| Land                                                                                      | 1,059,000          | 1,059,000          |
| Buildings and improvements                                                                | 25,781,000         | 22,349,000         |
| Machinery and equipment                                                                   | 128,484,000        | 114,728,000        |
| Furniture and fixtures                                                                    | 1,468,000          | 1,468,000          |
| Construction in progress                                                                  | 1,073,000          | 5,094,000          |
|                                                                                           | 157,865,000        | 144,698,000        |
| Less-Accumulated depreciation and amortization                                            | (109,383,000)      | (101,356,000)      |
| Property, plant and equipment, net                                                        | 48,482,000         | 43,342,000         |
| Goodwill (Notes A, H and J)                                                               | 33,255,000         | 24,847,000         |
| Prepublication costs (Note A)                                                             | 5,127,000          | 3,810,000          |
| Other assets                                                                              | 1,498,000          | 1,429,000          |
| Total assets                                                                              | $ 175,199,000      | $ 151,485,000      |

The accompanying notes are an integral part of the consolidated financial statements.

| | September 25, 2004 | September 27, 2003 |
|---|---|---|
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Current maturities of long-term debt (Note D) | $ 83,000 | $ 81,000 |
| Accounts payable (Note A) | 10,059,000 | 6,494,000 |
| Accrued payroll | 6,470,000 | 8,031,000 |
| Accrued taxes | 5,557,000 | 6,521,000 |
| Other current liabilities | 7,194,000 | 6,070,000 |
| Total current liabilities | 29,363,000 | 27,197,000 |
| | | |
| Long-term debt (Notes A and D) | 510,000 | 593,000 |
| Deferred income taxes (Note C) | 7,706,000 | 5,597,000 |
| Other liabilities | 2,630,000 | 2,678,000 |
| Total liabilities | 40,209,000 | 36,065,000 |
| Commitments and contingencies (Note E) | | |
| Stockholders' equity (Notes A and F): | | |
| Preferred stock, $1 par value — authorized | | |
| 1,000,000 shares; none issued | | |
| Common stock, $1 par value — authorized | | |
| 18,000,000 shares; issued 8,031,000 shares | | |
| in 2004 and 8,088,000 in 2003 | 8,031,000 | 8,088,000 |
| Additional paid-in capital | 869,000 | 650,000 |
| Retained earnings | 126,573,000 | 108,827,000 |
| Unearned compensation | (483,000) | (350,000) |
| Treasury stock, at cost: 157,000 shares in 2003 | – | (1,795,000) |
| Total stockholders' equity | 134,990,000 | 115,420,000 |
| Total liabilities and stockholders' equity | $ 175,199,000 | $ 151,485,000 |

For the Years Ended

**Operating Activities:**

Net income

Adjustments to reconcile net income to

cash provided from operating activities:

Depreciation and amortization

Deferred income taxes (Note C)

Gain on sale of assets (Notes I and K)

Changes in assets and liabilities:

Accounts receivable

Inventory

Accounts payable

Accrued taxes

Other elements of working capital

Tax benefits of stock option activity

Other long-term, net

Cash provided from operating activities

**Investment Activities:**

Capital expenditures

Business acquisition (Note H)

Prepublication costs (Note A)

Proceeds from sale of assets (Notes I and K)

Cash used for investment activities

**Financing Activities:**

Long-term debt repayments

Repayments of revolving credit facility, net

Cash dividends

Proceeds from stock plans

Cash used for financing activities

Increase in cash and cash equivalents

Cash and cash equivalents at the beginning of the period

Cash and cash equivalents at the end of the period

Supplemental cash flow information:

Interest paid

Income taxes paid (net of receipts)

The accompanying notes are an integral part of the consolidated financial statements.

| | September 25, 2004 | September 27, 2003 | September 28, 2002 |
|---|---|---|---|
| | $ 20,540,000 | $ 20,120,000 | $ 16,175,000 |
| | 10,929,000 | 9,798,000 | 10,687,000 |
| | 2,471,000 | 938,000 | 1,531,000 |
| | (163,000) | (913,000) | — |
| | (3,843,000) | 1,718,000 | 2,914,000 |
| | (2,459,000) | 731,000 | 728,000 |
| | 2,775,000 | (214,000) | (5,225,000) |
| | (964,000) | (444,000) | 873,000 |
| | (245,000) | (492,000) | 691,000 |
| | 562,000 | 470,000 | 229,000 |
| | (1,271,000) | (575,000) | 363,000 |
| | 28,332,000 | 31,137,000 | 28,966,000 |
| | (13,416,000) | (10,885,000) | (4,918,000) |
| | (11,850,000) | — | — |
| | (2,818,000) | (2,232,000) | (1,821,000) |
| | 1,664,000 | 1,500,000 | — |
| | (26,420,000) | (11,617,000) | (6,739,000) |
| | (81,000) | (78,000) | (76,000) |
| | — | — | (15,750,000) |
| | (2,794,000) | (2,354,000) | (2,058,000) |
| | 1,104,000 | 1,106,000 | 1,114,000 |
| | (1,771,000) | (1,326,000) | (16,770,000) |
| | 141,000 | 18,194,000 | 5,457,000 |
| | 23,824,000 | 5,630,000 | 173,000 |
| | $ 23,965,000 | $ 23,824,000 | $ 5,630,000 |
| | $ 249,000 | $ 245,000 | $ 436,000 |
| | $ 8,935,000 | $ 9,697,000 | $ 5,511,000 |

| | Total Stockholders' Equity |
|---|---|
| Balance, September 29, 2001 | $ 80,325,000 |
| Net income | 16,175,000 |
| Cash dividends | (2,058,000) |
| Restricted stock grant/amortization activity, net | 133,000 |
| Other stock plan activity | 1,344,000 |
| Balance, September 28, 2002 | 95,919,000 |
| Net income | 20,120,000 |
| Cash dividends | (2,354,000) |
| Stock dividend (Note A) | — |
| Restricted stock grant/amortization activity, net | 159,000 |
| Other stock plan activity | 1,576,000 |
| Balance, September 27, 2003 | $ 115,420,000 |
| Net income | 20,540,000 |
| Cash dividends | (2,794,000) |
| Restricted stock grant/amortization activity, net | 160,000 |
| Other stock plan activity | 1,664,000 |
| Retire treasury stock (Note A) | — |
| Balance, September 25, 2004 | $ 134,990,000 |

The accompanying notes are an integral part of the consolidated financial statements.

| Common Stock | Additional Paid-In Capital | Retained Earnings | Unearned Compensation | Treasury Stock |
|---|---|---|---|---|
| $ 5,445,000 | $ 1,454,000 | $ 76,944,000 | $ (510,000) | $ (3,008,000) |
| — | — | 16,175,000 | — | — |
| — | — | (2,058,000) | — | — |
| — | 94,000 | — | 1,000 | 38,000 |
| — | 698,000 | — | — | 646,000 |
| 5,445,000 | 2,246,000 | 91,061,000 | (509,000) | (2,324,000) |
| — | — | 20,120,000 | — | — |
| — | — | (2,354,000) | — | — |
| 2,643,000 | (2,643,000) | — | — | — |
| — | — | — | 159,000 | — |
| — | 1,047,000 | — | — | 529,000 |
| 8,088,000 | 650,000 | 108,827,000 | (350,000) | (1,795,000) |
| — | — | 20,540,000 | — | — |
| — | — | (2,794,000) | — | — |
| — | 200,000 | — | (133,000) | 93,000 |
| — | 772,000 | — | — | 892,000 |
| (57,000) | (753,000) | — | — | 810,000 |
| $ 8,031,000 | $ 869,000 | $ 126,573,000 | $ (483,000) | $ — |

## A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Business** Courier Corporation and its subsidiaries ("Courier" or the "Company") print, publish and sell books. Courier has two business segments: full-service book manufacturing and specialty book publishing. On January 6, 2004, Courier purchased substantially all of the assets of Research & Education Association, Inc. ("REA") which is included in the specialty publishing segment (see Note H). On December 17, 2002, the Company sold the assets of Courier Custom Publishing, Inc., which comprised all of the activities of the customized education segment (see Note I).

**Principles of Consolidation and Presentation** The consolidated financial statements, prepared on a fiscal year basis, include the accounts of Courier Corporation and its subsidiaries after elimination of all significant intercompany transactions. Such financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), which require the use of certain estimates and assumptions. Certain amounts for fiscal years 2003 and 2002 have been reclassified in the accompanying financial statements in order to conform to the current year's classification.

**Financial Instruments** Financial instruments consist primarily of cash, accounts receivable, accounts payable and debt obligations. The Company classifies as cash and cash equivalents amounts on deposit in banks and cash invested temporarily in various instruments with maturities of three months or less at time of purchase. At September 25, 2004 and September 27, 2003, the fair market value of the Company's financial instruments approximated their carrying values.

Interest income from these instruments was $230,000 in 2004, $200,000 in 2003, and $12,000 in 2002 and is included in the caption "Interest (income) expense, net" in the accompanying Consolidated Statements of Income.

**Property, Plant and Equipment** Property, plant and equipment are recorded at cost, including interest on funds borrowed to finance the acquisition or construction of major capital additions. Interest capitalized in 2004 was $74,000. No interest was capitalized in 2003 and 2002. The Company provides for depreciation of property, plant and equipment on a straight-line basis over periods ranging from 10 to 40 years on buildings and improvements and from 3 to 11 years on equipment and furnishings. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the lease. Expenditures for maintenance and repairs are charged against income as incurred; betterments that increase the value or materially extend the life of the related assets are capitalized. When assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

**Goodwill** The Company evaluates possible impairment annually or whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. Goodwill has been allocated $9.2 million and $24.0 million, net of accumulated amortization of $2.1 million and $0.9 million, to the book manufacturing and specialty publishing segments, respectively. The specialty publishing segment includes $8.4 million of goodwill related to the acquisition of REA in the second quarter of fiscal 2004 (see Note H). There has been no other change in the carrying amount of goodwill during the year or in the allocation of goodwill by reportable segment.

**Long-Lived Assets** Management periodically reviews long-lived assets for impairment and does not believe that there is any material impairment of any asset of the Company as measured in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The adoption of SFAS No. 144 in 2002 did not have a material effect on the Company's consolidated financial statements.

**Prepublication Costs** Prepublication costs, associated with the specialty publishing segment, are amortized to cost of sales using the straight-line method over estimated useful lives of three years for REA, which was acquired in fiscal 2004 (see Note H), and four years for Dover Publications.

**Income Taxes** Deferred income tax liabilities and assets are determined based upon the differences between the financial statement and tax bases of assets and liabilities, and are measured by applying enacted tax rates and laws for the taxable years in which these differences are expected to reverse.

**Revenue Recognition** Revenue is recognized upon shipment of goods to customers or upon the transfer of ownership for those customers for whom the Company provides manufacturing and distribution services. Revenue for distribution services is recognized as services are provided. Shipping and handling fees billed to customers are classified as revenue.

**Use of Estimates** The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting period. Actual results may differ from these estimates.

**Net Income per Share** Basic net income per share is based on the weighted average number of common shares outstanding each period. Diluted net income per share also includes potentially dilutive items such as options (see Note L).

**Treasury Stock** Pursuant to a 2004 change in state law, the Company's treasury stock was reclassified to the status of authorized but unissued shares. The Company had historically used treasury stock for stock options exercised and stock grants.

**Stock Split** On November 6, 2003, the Company announced a three-for-two stock split effected in the form of a 50% stock dividend, except for treasury shares, which was distributed on December 5, 2003. Previously authorized but unissued shares were used to effect this dividend. Weighted average shares outstanding and per share amounts presented in the accompanying financial statements for periods prior to the stock split have been restated to give effect to the stock split.

**Stock-Based Compensation** Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, the Company applies the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, because the number of shares is fixed and the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized. Had compensation cost for stock options and for grants under the ESPP been determined under the provisions of SFAS No. 123, the Company's net income would have been as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income as reported | **$ 20,540,000** | $ 20,120,000 | $ 16,175,000 |
| Deduct: Stock-based compensation expense determined under SFAS No. 123, net of related tax effects | **(1,306,000)** | (965,000) | (637,000) |
| Pro forma net income | **$ 19,234,000** | $ 19,155,000 | $ 15,538,000 |
| Net income per share as reported: | | | |
| Basic | **$ 2.58** | $ 2.56 | $ 2.09 |
| Diluted | **2.50** | 2.48 | 2.02 |
| Pro forma net income per share: | | | |
| Basic | **$ 2.42** | $ 2.44 | $ 2.01 |
| Diluted | **2.34** | 2.36 | 1.94 |

For purposes of pro forma disclosures, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model (see Note F).

## B. INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 37% and 44% of the Company's inventories at September 25, 2004 and September 27, 2003, respectively. Other inventories, primarily in the specialty publishing segment, are determined on a first-in, first-out (FIFO) basis. REA's inventory of $1.3 million at September 25, 2004 is included in finished goods. Inventories consisted of the following at September 25, 2004 and September 27, 2003:

| | 2004 | 2003 |
|---|---|---|
| Raw materials | **$ 3,338,000** | $ 1,704,000 |
| Work in process | **5,317,000** | 3,833,000 |
| Finished goods | **16,453,000** | 15,144,000 |
| Total | **$ 25,108,000** | $ 20,681,000 |

On a FIFO basis, reported year-end inventories would have been higher by $5.5 million in both fiscal 2004 and 2003.

### C. INCOME TAXES

The provision for income taxes from continuing operations differs from that computed using the statutory federal income tax rates for the following reasons:

|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| Federal taxes at statutory rate | $ 11,043,000 | $ 10,334,000 | $ 8,457,000 |
| State taxes, net of federal tax benefit | 837,000 | 701,000 | 366,000 |
| Tax benefit of export related income | (882,000) | (823,000) | (868,000) |
| Other | 13,000 | 42,000 | 52,000 |
| Total | $ 11,011,000 | $ 10,254,000 | $ 8,007,000 |

The provision for income taxes from continuing operations consisted of the following:

|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| Currently payable: |  |  |  |
| Federal | $ 7,325,000 | $ 8,238,000 | $ 5,776,000 |
| State | 1,215,000 | 1,078,000 | 700,000 |
|  | 8,540,000 | 9,316,000 | 6,476,000 |
| Deferred: |  |  |  |
| Federal | 2,398,000 | 870,000 | 1,507,000 |
| State | 73,000 | 68,000 | 24,000 |
|  | 2,471,000 | 938,000 | 1,531,000 |
| Total | $ 11,011,000 | $ 10,254,000 | $ 8,007,000 |

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of September 25, 2004 and September 27, 2003:

| | 2004 | 2003 |
|---|---|---|
| Deferred tax assets: | | |
| Vacation accrual not currently deductible | $ 719,000 | $ 682,000 |
| Other accruals not currently deductible | 689,000 | 806,000 |
| Non-deductible reserves | 1,387,000 | 1,620,000 |
| Other | 57,000 | 56,000 |
| Classified as current | 2,852,000 | 3,164,000 |
| Deferred compensation arrangements | 1,041,000 | 1,023,000 |
| Other | 171,000 | 171,000 |
| Total deferred tax assets | $ 4,064,000 | $ 4,358,000 |
| Deferred tax liabilities: | | |
| Accelerated depreciation | 7,220,000 | 5,732,000 |
| Goodwill amortization | 1,698,000 | 1,059,000 |
| Total deferred tax liabilities | $ 8,918,000 | $ 6,791,000 |

Non-current deferred tax assets have been netted against non-current deferred tax liabilities for balance sheet classification purposes.

D. LONG-TERM DEBT

At September 25, 2004 and September 27, 2003, long-term debt consisted of an obligation under an industrial development bond arrangement totaling $593,000 and $674,000, respectively, including current maturities of $83,000 and $81,000, respectively. This industrial bond arrangement bears interest at a 3% rate. Scheduled aggregate principal payments of this obligation are $83,000 in 2005, $85,000 in 2006, $88,000 in 2007, $91,000 in 2008, $93,000 in fiscal 2009 and $153,000 thereafter. The industrial bond arrangement provides for a lien on the assets acquired with the proceeds. The Company has a $60 million long-term revolving credit facility in place under which the Company can borrow at a rate not to exceed LIBOR plus 1.5%. The revolving credit facility matures in March 2007. The revolving credit facility is used by the Company for both its long-term and short-term financing needs.

The revolving credit facility contains restrictive covenants including provisions relating to the maintenance of working capital, the level of capital expenditures, the incurring of additional indebtedness and a quarterly test of EBITDA to debt service. It also provides for a commitment fee not to exceed 3/8% per annum on the unused portion. These fees are included in the caption "Interest (income) expense, net" in the accompanying Consolidated Statements of Income.

## E. COMMITMENTS AND CONTINGENCIES

The Company is committed under various operating leases to make annual rental payments for certain buildings and equipment. Amounts charged to operations under such leases approximated $3,902,000 in 2004, $4,103,000 in 2003 and $4,256,000 in 2002. As of September 25, 2004, minimum annual rental commitments under the Company's long-term operating leases are approximately $3,198,000 in 2005, $1,910,000 in 2006, $1,790,000 in 2007, $1,220,000 in 2008 and $2,921,000 in the aggregate thereafter. The Company leases one of its facilities from a corporation owned in part by an executive of one of the Company's subsidiaries. The lease agreement requires annual payments of approximately $276,000 through July 2007. At September 25, 2004 and September 27, 2003, the Company had letters of credit outstanding of $1,250,000 and $1,007,000, respectively.

In the ordinary course of business, the Company is subject to various legal proceedings and claims. The Company believes that the ultimate outcome of these matters will not have a material adverse effect on its consolidated financial statements.

## F. STOCK ARRANGEMENTS

**Stock Incentive Plans** The Company's stock incentive plans provide for the granting of stock options and stock grants up to a total of 1,226,250 shares. Under the plan provisions, both non-qualified and incentive stock options to purchase shares of the Company's common stock may be granted to key employees. The option price per share may not be less than the fair market value of stock at the time the option is granted and incentive stock options must expire not later than ten years from the date of grant. During 2004, 7,192 shares of restricted stock, with a value of $293,000, were granted which vest in three years. During 2002, 3,750 shares of restricted stock, with a value of $95,000, were granted which vest over a five-year period. Amortization expense relating to the restricted stock grants was $160,000, $159,000 and $133,000 for 2004, 2003 and 2002, respectively.

**Directors' Option Plan** A 1989 plan, as amended and restated, allows members of the Company's Board of Directors to make an election to apply either 50% or 100% of their annual retainer fee, including the committee chair retainer, toward the annual grant of stock options to be offered at a price per share $5 below the fair market value of the Company's common stock at the time the option is granted. The plan, as approved by stockholders, provides a total of 562,500 shares for the issuance of such options.

The following is a summary of all option activity for these plans:

| | Stock Option/Incentive Plans | | Directors' Option Plan | |
| --- | --- | --- | --- | --- |
| | Shares | Average Exercise Price | Shares | Average Exercise Price |
| Outstanding at September 29, 2001 | 449,995 | $ 10.35 | 110,925 | $ 8.23 |
| Issued | 96,112 | 25.17 | 29,250 | 11.21 |
| Exercised | (97,818) | 7.41 | (39,750) | 7.25 |
| Cancelled | (7,876) | 11.07 | — | — |
| Outstanding at September 28, 2002 | 440,413 | $ 14.22 | 100,425 | $ 9.49 |
| Issued | 86,662 | 35.21 | 36,000 | 21.71 |
| Exercised | (70,408) | 8.02 | (30,000) | 10.23 |
| Cancelled | (1,749) | 13.67 | — | — |
| Outstanding at September 27, 2003 | 454,918 | $ 19.17 | 106,425 | $ 13.42 |
| Issued | 27,299 | 40.95 | 40,500 | 31.54 |
| Exercised | (62,376) | 10.38 | (20,733) | 8.74 |
| Cancelled | (3,000) | 29.35 | — | — |
| Outstanding at September 25, 2004 | 416,841 | $ 21.85 | 126,192 | $ 20.00 |
| Exercisable at September 25, 2004 | 243,584 | $ 16.55 | 126,192 | $ 20.00 |
| Available for future grants | 89,606 | | 78,750 | |

The following tables present information with regards to stock options outstanding at September 25, 2004:

| | Stock Incentive Plan | | | | |
| --- | --- | --- | --- | --- | --- |
| Range of Exercise Prices | $ 9.22 – $ 12.11 | $ 12.72 – $ 15.82 | $ 20.63 – $ 27.89 | $ 34.91 – $ 38.40 | $ 40.75 – $ 44.35 |
| Options outstanding | 74,575 | 138,532 | 91,274 | 85,161 | 27,299 |
| Weighted average exercise price of options outstanding | $ 10.08 | $ 13.97 | $ 25.24 | $ 35.22 | $ 40.95 |
| Weighted average remaining life | 1.5 years | 3.1 years | 4.8 years | 5.8 years | 7.0 years |
| Options exercisable | 74,575 | 109,170 | 31,451 | 28,388 | — |
| Weighted average exercise price of options exercisable | $ 10.08 | $ 13.78 | $ 24.77 | $ 35.04 | $ — |

| | Directors' Option Plan | | |
|---|---|---|---|
| Range of Exercise Prices | $ 8.25 – $ 10.85 | $ 21.71 – 24.97 | $ 31.45 – $ 33.98 |
| Options outstanding | 54,942 | 30,750 | 40,500 |
| Weighted average exercise price of options outstanding | $ 10.49 | $ 21.79 | $ 31.54 |
| Weighted average remaining life | 1.4 years | 3.0 years | 4.0 years |
| Options exercisable | 54,942 | 30,750 | 40,500 |
| Weighted average exercise price of options exercisable | $ 10.49 | $ 21.79 | $ 31.54 |

**Employee Stock Purchase Plan** The Company's 1999 Employee Stock Purchase Plan ("ESPP"), approved by stockholders in January 1999, covers an aggregate of 225,000 shares of Company common stock for issuance under the plan. Eligible employees may purchase shares of Company common stock at not less than 85% of fair market value at the beginning or end of the grant period. During 2004, 17,456 shares were issued under the plan at an average price of $31.88 per share. Since inception, 130,969 shares have been issued. At September 25, 2004, an additional 94,031 shares were reserved for future issuances.

**Stockholders' Rights Plan** In March 1999, the Board of Directors adopted a ten-year stockholders' rights plan. Under the plan, the Company's stockholders of record at March 19, 1999 received a right to purchase a unit ("Unit") comprised of one one-thousandth of a share of preferred stock for each share of common stock held on that date at a price of $100, subject to adjustment. Until such rights become exercisable, one such right will also attach to subsequently issued shares of common stock. The rights become exercisable if a person or group acquires 15% or more of the Company's common stock or after commencement of a tender or exchange offer which would result in a person or group beneficially owning 15% or more of the Company's common stock. When exercisable, under certain conditions, each right entitles the holder thereof to purchase Units of the Company's preferred stock or shares of common stock of the acquirer, in each case having a market value at that time of twice the right's exercise price. The Board of Directors will be entitled to redeem the rights at one cent per right, under certain circumstances. The rights expire in 2009.

**Stock-Based Compensation** For purposes of pro-forma disclosures presented in Note A, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model.

The following key assumptions were used to value options issued:

|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| Risk-free interest rate | 3.8% | 3.9% | 3.4% |
| Expected volatility | 30% | 32% | 32% |
| Expected dividend yields | 0.9% | 0.8% | 1.1% |
| Estimated life for grants under: |  |  |  |
| Stock Incentive Plans | 5–7 years | 5–7 years | 5–7 years |
| Directors' Option Plan | 5 years | 5 years | 5 years |
| ESPP | 0.5 years | 0.5 years | 0.5 years |

The following is a summary of the weighted average fair value per share of options granted during each of the past three fiscal years, based on the Black-Scholes option-pricing model.

|  | Stock Incentive Plan | | | Directors' Option Plan | | |
|---|---|---|---|---|---|---|
| On Grant Date: | 2004 | 2003 | 2002 | 2004 | 2003 | 2002 |
| Exercise price was equal to stock price | $ 14.71 | $ 13.37 | $ 8.97 | – | – | – |
| Exercise price was in excess of stock price | – | $ 9.71 | $ 6.69 | – | – | – |
| Exercise price was less than stock price | – | – | – | $ 12.78 | $ 8.87 | $ 5.97 |

## G. RETIREMENT PLANS

The Company and its consolidated subsidiaries maintain various defined contribution retirement plans covering substantially all of its employees. Dover, acquired in September 2000, also provides retirement benefits through a defined benefit plan as described below.

Retirement costs of multi-employer union plans consist of contributions determined in accordance with the respective collective bargaining agreements. Retirement benefits for non-union employees are provided through the Courier Profit Sharing and Savings Plan, which includes an Employee Stock Ownership Plan (ESOP). Retirement costs included in the accompanying financial statements amounted to approximately $3,300,000 in 2004, $3,200,000 in 2003 and $3,000,000 in 2002.

The Courier Profit Sharing and Savings Plan ("PSSP") is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation, subject to IRS limitations, with the Company matching 25% of the first 6% of pay contributed by the employee. The Company also makes contributions to the plan annually based on profits each year for the benefit of all eligible non-union employees.

Shares of Company common stock may be allocated to participants' ESOP accounts annually based on their compensation as defined in the plan. During 2004, 2003 and 2002, no such shares were allocated to eligible participants. At September 25, 2004, the ESOP held 300,280 shares on behalf of the participants.

Dover has a noncontributory, defined benefit pension plan covering substantially all of its employees. As of December 31, 2001, Dover employees became eligible to participate in the Courier PSSP. As such, plan benefits under the Dover defined benefit plan were frozen as of that date. No contributions have been made to the Dover plan for any of the past three years and none are expected to be made in 2005.

The following tables provide information regarding the Dover plan for the years ended September 25, 2004 and September 27, 2003.

| Change in projected benefit obligation: | 2004 | 2003 |
|---|---|---|
| Obligation at beginning of year | $ 3,127,000 | $ 3,175,000 |
| Service cost | 7,000 | 8,000 |
| Interest cost | 193,000 | 196,000 |
| Actuarial loss | 230,000 | 118,000 |
| Benefits paid | (218,000) | (370,000) |
| Obligation at end of year | $ 3,339,000 | $ 3,127,000 |

Benefit payments in each of the next five years are projected to be $222,000, $247,000, $254,000, $247,000, and $237,000. Aggregate payments for the 2009 – 2013 period are estimated to be $1,291,000.

| Change in plan assets: | 2004 | 2003 |
|---|---|---|
| Fair value of plan assets at beginning of year | $ 3,708,000 | $ 3,898,000 |
| Actual return on plan assets | 143,000 | 180,000 |
| Benefits paid | (218,000) | (370,000) |
| Fair value of plan assets at end of year | $ 3,633,000 | $ 3,708,000 |

Plan assests were invested entirely in Guaranteed Insurance Contracts in 2004 and 2003.

| Reconciliation of funded status: | 2004 | 2003 |
|---|---|---|
| Funded status at end of year | $ 294,000 | $ 581,000 |
| Unrecognized net actuarial loss and other | 344,000 | 5,000 |
| Prepaid pension cost | $ 638,000 | $ 586,000 |

| Components of the net periodic benefit cost: | 2004 | 2003 |
|---|---|---|
| Service cost | $ 7,000 | $ 8,000 |
| Interest cost | 193,000 | 196,000 |
| Expected return on plan assets | (251,000) | (259,000) |
| Net periodic benefit income | $ (51,000) | $ (55,000) |

| Actuarial assumptions used to determine costs and benefit obligations: | 2004 | 2003 |
|---|---|---|
| Discount rate | 5.8% | 6.3% |
| Compensation increases | 5.0% | 5.0% |
| Return on assets for the year | 7.0% | 7.0% |

The Company's strategy is to achieve a long-term rate of return sufficient to satisfy plan liabilities while minimizing plan expenses and mitigating downside risks. Assets are currently allocated 100% to Guaranteed Insurance Contracts, however, the Company reviews this weighting from time to time in order to achieve overall objectives in light of current circumstances.

The expected long-term rate of return on assets of 7% was determined based on historical returns for investments consistent with Plan objectives, but weighted primarily towards investments in debt securities. While actual 2003 and 2004 were below the assumed rate of return, the assumed rate gives consideration to historical longer-term rates.

Prepaid pension cost at September 25, 2004 and September 27, 2003 is included in the accompanying consolidated balance sheet under the caption "Other assets."

## H. BUSINESS ACQUISITION

On January 6, 2004, the Company purchased substantially all of the assets of Research & Education Association ("REA"), a publisher of test preparation and study guide books and software for high school, college, graduate students and professionals, with total annual sales of approximately $6 million. The acquisition was accounted for as a purchase, and accordingly, REA's financial results were included in the specialty publishing segment in the consolidated financial statements from the date of acquisition. The purchase price was approximately $12 million, with an allocation of approximately $8.4 million to goodwill and $0.7 million to prepublication costs in the accompanying financial statements.

## I. DISCONTINUED OPERATIONS

On December 17, 2002, the Company sold the assets of its wholly owned subsidiary, Courier Custom Publishing, Inc., which comprised all of the activities of the customized education segment. In accordance with the provisions of SFAS No. 144, the disposition was accounted for as a discontinued operation in the accompanying financial statements. The customized education segment provided customized coursepacks and textbooks. Financial results of this discontinued operation for the periods presented are:

|                                        | 2003        | 2002        |
|----------------------------------------|-------------|-------------|
| Net sales                              | $   142,000 | $ 1,160,000 |
| Pretax loss                            | $  (100,000)| $  (191,000)|
| Income tax benefit                     | (35,000)    | (71,000)    |
| Loss after tax                         | $   (65,000)| $  (120,000)|
| Proceeds from sale                     | $ 1,500,000 |             |
| Net assets sold and costs of disposal  | 68,000      |             |
| Pretax gain                            | $ 1,432,000 |             |
| Income tax provision                   | 519,000     |             |
| Gain on disposal, net of tax           | $   913,000 |             |

## J. BUSINESS SEGMENTS

The Company has two business segments: full-service book manufacturing and specialty publishing. The book manufacturing segment offers a full range of services from production through storage and distribution for religious, educational and specialty trade book publishers. The Company has aggregated its book manufacturing business into one segment because of strong similarities in the economic characteristics, the nature of products and services, production processes, class of customer and distribution methods used. The specialty publishing segment consists of Dover Publications, Inc. and beginning with the second quarter of fiscal 2004, REA (see Note H).

On December 17, 2002, the Company sold the assets of Courier Custom Publishing, Inc., a provider of customized college coursepacks and textbooks, which comprised all of the activities of the customized education segment in 2003 and 2002 (see Note I). Information related to this discontinued operation is not included in the segment table below for 2003 and 2002.

The accounting policies of the segments are the same as those described in Note A. In evaluating segment performance, management primarily focuses on income or loss before taxes and other income. The elimination of intersegment sales and related profit represents sales from the book manufacturing segment to the specialty publishing segment. Other income, discussed in Note K, is reflected as "unallocated" in the following table. Corporate expenses that are allocated to the segments include various support functions such as information technology services, finance, human resources and engineering, and include depreciation and amortization expense related to corporate assets. The corresponding corporate asset balances are not allocated to the segments. Unallocated corporate assets consist primarily of cash and cash equivalents and fixed assets used by the corporate support functions.

The following table provides segment information for continuing operations as required under SFAS
No. 131, "Disclosures about Segments of an Enterprise and Related Information."

**Fiscal 2004**
Net sales
Earnings before income taxes
Total assets
Goodwill, net
Depreciation and amortization
Capital expenditures and prepublication costs
Interest (income)/expense

**Fiscal 2003**
Net sales
Earnings before income taxes
Total assets
Goodwill, net
Depreciation and amortization
Capital expenditures and prepublication costs
Interest (income)/expense

**Fiscal 2002**
Net sales
Earnings before income taxes
Total assets
Goodwill, net
Depreciation and amortization
Capital expenditures and prepublication costs
Interest (income)/expense

| | Total Company | Book Manufacturing | Specialty Publishing | Unallocated | Intersegment Elimination |
|---|---|---|---|---|---|
| | $ 211,179,000 | $ 177,225,000 | $ 40,787,000 | $ – | $ (6,833,000) |
| | 31,551,000 | 25,186,000 | 6,475,000 | 250,000 | (360,000) |
| | 175,199,000 | 92,004,000 | 55,727,000 | 27,468,000 | – |
| | 33,255,000 | 9,240,000 | 24,015,000 | – | – |
| | 10,929,000 | 7,911,000 | 2,568,000 | 450,000 | – |
| | 16,234,000 | 12,725,000 | 2,917,000 | 592,000 | – |
| | (23,000) | (330,000) | 307,000 | – | – |
| | | | | | |
| | $ 202,002,000 | $ 171,858,000 | $ 36,391,000 | $ – | $ (6,247,000) |
| | 29,526,000 | 24,171,000 | 5,855,000 | – | (500,000) |
| | 151,485,000 | 76,766,000 | 42,737,000 | 31,982,000 | – |
| | 24,847,000 | 9,240,000 | 15,607,000 | – | – |
| | 9,798,000 | 7,863,000 | 1,935,000 | – | – |
| | 13,117,000 | 10,641,000 | 2,372,000 | 104,000 | – |
| | 52,000 | (281,000) | 333,000 | – | – |
| | | | | | |
| | $ 201,024,000 | $ 170,382,000 | $ 36,004,000 | $ – | $ (5,362,000) |
| | 24,302,000 | 19,817,000 | 4,890,000 | – | (405,000) |
| | 131,809,000 | 75,642,000 | 41,166,000 | 15,001,000 | – |
| | 24,847,000 | 9,240,000 | 15,607,000 | – | – |
| | 10,687,000 | 8,750,000 | 1,913,000 | 24,000 | – |
| | 6,739,000 | 4,408,000 | 1,940,000 | 391,000 | – |
| | 480,000 | (253,000) | 733,000 | – | – |

Export sales as a percentage of consolidated sales were approximately 21% in 2004, 22% in 2003 and 21% in 2002. Approximately 90% of export sales were in the book manufacturing segment in fiscal years 2004, 2003 and 2002. Sales to the Company's largest customer amounted to approximately 27% of consolidated sales in 2004 and 28% in both 2003 and 2002. In addition, sales to another customer amounted to 17% of consolidated sales in both 2004 and 2003 and 15% in 2002. Both of these customers are in the book manufacturing segment and no other customer accounted for more than 10% of consolidated sales. Customers are granted credit on an unsecured basis. Receivables for the two largest customers, as a percentage of consolidated accounts receivable, were 28% at September 25, 2004 and 30% at September 27, 2003.

## K. OTHER INCOME

On May 26, 2004, the Company completed the sale of approximately 200,000 square feet of unoccupied and unutilized portions of its multi-building manufacturing complex in Westford, Massachusetts for $1.7 million, resulting in a pretax gain of $250,000, or $.02 per diluted share. The Company will continue its current levels of book manufacturing at the site.

## L. NET INCOME PER SHARE

Following is a reconciliation of the shares used in the calculation of basic and diluted net income per share. Potentially dilutive shares, calculated using the treasury stock method, consist of shares issued under the Company's stock option plans. These shares have been adjusted to reflect the three-for-two stock split effected in the form of a dividend distributed on December 5, 2003 (see Note A).

|  | 2004 | 2003 | 2002 |
|---|---|---|---|
| Average shares outstanding for basic | 7,960,000 | 7,848,000 | 7,724,000 |
| Effect of potentially dilutive shares | 261,000 | 272,000 | 268,000 |
| Average shares outstanding for dilutive | 8,221,000 | 8,120,000 | 7,992,000 |

## M. DERIVATIVE FINANCIAL INSTRUMENTS

At the end of fiscal 2003, the Company had two forward exchange contracts to purchase approximately 3,000,000 euros as a hedge against a foreign currency equipment purchase commitment, designated as a fair value hedge. The Company had recorded a $180,000 addition to its property, plant and machinery accounts with a corresponding $180,000 addition to long term liabilities, with no effect on earnings. The equipment was delivered and the forward exchange contracts settled in fiscal 2004. The Company does not use financial instruments for trading or speculative purposes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Courier Corporation
North Chelmsford, Massachusetts:

We have audited the accompanying consolidated balance sheets of Courier Corporation and subsidiaries (the "Company") as of September 25, 2004 and September 27, 2003 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended September 25, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 25, 2004 and September 27, 2003 and the results of its operations and its cash flows for each of the three years in the period ended September 25, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Boston, Massachusetts
December 3, 2004

## Fiscal 2004

| (Dollars in thousands except per share amounts) | First | Second | Third | Fourth |
|---|---|---|---|---|
| Operating Results: | | | | |
| Net sales | $ 46,819 | $ 49,663 | $ 55,489 | $ 59,208 |
| Gross profit | 15,629 | 15,527 | 17,349 | 20,065 |
| Income from continuing operations | 3,912 | 3,851 | 5,194 | 7,583 |
| Income per diluted share from continuing operations | 0.48 | 0.47 | 0.63 | 0.92 |
| Net income | 3,912 | 3,851 | 5,194 | 7,583 |
| Net income per diluted share | 0.48 | 0.47 | 0.63 | 0.92 |
| Dividends declared per share | 0.0875 | 0.0875 | 0.0875 | 0.0875 |
| Stock price: | | | | |
| Highest | 39.51 | 45.61 | 45.60 | 41.85 |
| Lowest | 37.15 | 38.47 | 38.19 | 39.19 |

## Fiscal 2003

| (Dollars in thousands except per share amounts) | First | Second | Third | Fourth |
|---|---|---|---|---|
| Operating Results: | | | | |
| Net sales | $ 48,782 | $ 48,605 | $ 51,076 | $ 53,539 |
| Gross profit | 15,388 | 15,586 | 16,962 | 19,436 |
| Income from continuing operations | 3,749 | 3,788 | 4,772 | 6,963 |
| Income per diluted share from continuing operations | 0.46 | 0.47 | 0.59 | 0.85 |
| Net income | 4,512 | 3,821 | 4,772 | 7,015 |
| Net income per diluted share | 0.56 | 0.47 | 0.59 | 0.86 |
| Dividends declared per share | 0.075 | 0.075 | 0.075 | 0.075 |
| Stock price: | | | | |
| Highest | 31.05 | 33.14 | 34.88 | 37.33 |
| Lowest | 23.61 | 29.00 | 31.74 | 33.83 |

Diluted share amounts are based on weighted average shares outstanding. Per share amounts and stock prices have been retroactively adjusted to reflect a three-for-two stock split distributed on December 5, 2003 (see Notes A and L).

Common shares of the Company are traded over-the-counter on the Nasdaq National Market - symbol "CRRC."

There were 1,037 stockholders of record as of September 25, 2004.

### CORPORATE OFFICERS

**James F. Conway III**
Chairman, President and Chief Executive Officer

**George Q. Nichols**
Senior Vice President

**Robert P. Story, Jr.**
Senior Vice President and Chief Financial Officer

**Anthony F. Caruso**
Vice President

**Lee E. Cochrane**
Vice President and Treasurer

**Peter R. Conway**
Vice President

**Peter M. Folger**
Vice President and Controller

**Gary S. Gluckow**
Vice President

**David J. LaFauci**
Vice President

**Diana L. Sawyer**
Vice President

**Peter D. Tobin**
Vice President

**Eric J. Zimmerman**
Vice President

**F. Beirne Lovely, Jr.**
Clerk and Secretary

### NATIONAL PUBLISHING COMPANY

**George Q. Nichols**
Chairman

**Peter D. Tobin**
Executive Vice President

### BOOK-MART PRESS, INC.

**Gary S. Gluckow**
President

**Michelle S. Gluckow**
Executive Vice President

### COURIER COMPANIES, INC.

**Peter D. Tobin**
Executive Vice President

**Joseph L. Brennan**
Vice President - Engineering

**Anthony F. Caruso**
Vice President - Manufacturing

**Peter A. Clifford**
Vice President - Production Services

**Peter R. Conway**
Vice President - Sales

**Stephen M. Franzino**
Vice President - Technology

### DOVER PUBLICATIONS, INC.

**Paul T. Negri**
President

**L. Charles Eigen**
Vice President

**Elizabeth Esterkamp**
Vice President

**Frank Fontana**
Vice President

**Gerard D. Meskill**
Vice President

**Leonard Roland**
Vice President

### RESEARCH & EDUCATION ASSOCIATION, INC.

**Carl Fuchs**
President

**John Cording**
Vice President

**Lawrence Kling**
Vice President

**Roger Romano**
Vice President

**Pamela Weston**
Vice President

### DIRECTORS

**James F. Conway III**
Chairman, President and Chief Executive Officer

§+° **Kathleen Foley Curley**
Research Professor, Boston University School of Management

§+° **Richard K. Donahue**
Retired Vice Chairman of NIKE, Inc.

§+° **Edward J. Hoff**
Vice President, Learning, IBM Learning Center

§+° **Arnold S. Lerner**
Vice Chairman, Enterprise Bank and Trust Co.

§+° **Peter K. Markell**
Vice President, Finance
Partners Healthcare Systems, Inc.

**George Q. Nichols**
Corporate Senior Vice President and Chairman of National Publishing Company

§+° **Ronald L. Skates**
Private Investor and Director

**Robert P. Story, Jr.**
Senior Vice President and Chief Financial Officer

§+° **W. Nicholas Thorndike**
Corporate Director and Trustee

§+° **Susan L. Wagner**
Vice President of Marketing Research, Gillette Company

§ Member of Compensation and Management Development Committee

+ Member of Audit and Finance Committee

° Member of Nominating Committee

CORPORATE OFFICE
COURIER CORPORATION
15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-6000
www.courier.com

SUBSIDIARY LOCATIONS
COURIER COMPANIES, INC.
15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-6000

COURIER KENDALLVILLE, INC.
2500 Marion Drive
Kendallville, IN 46755
(260) 347-3044

COURIER STOUGHTON
200 Shuman Avenue
Stoughton, MA 02072
(978) 251-6000

COURIER WESTFORD
22 Town Farm Road
Westford, MA 01886
(978) 251-6000

NATIONAL PUBLISHING COMPANY
11311 Roosevelt Boulevard
Philadelphia, PA 19154
(215) 676-1863

BOOK-MART PRESS, INC.
2001 Forty-Second Street
North Bergen, NJ 07047
(201) 864-1887

RESEARCH & EDUCATION ASSOCIATION, INC.
61 Ethel Road West
Piscataway, NJ 08854
(732) 819-8880
www.rea.com

DOVER PUBLICATIONS, INC.
31 East 2nd Street
Mineola, NY 11501
(516) 294-7000
www.doverpublications.com

COUNSEL
Goodwin Procter LLP

AUDITORS
Deloitte & Touche LLP

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.

COMMON SHARES
Traded over-the-counter on
the Nasdaq National Market
as "CRRC"

ANNUAL MEETING OF STOCKHOLDERS
The annual meeting will be held at the Boston University Corporate Education Center
72 Tyng Road
Tyngsboro, MA
on January 20, 2005

ANNUAL REPORT ON FORM 10-K
The Form 10-K filed with the Securities and Exchange Commission is available to stockholders and may be obtained without charge upon written request to:

Robert P. Story, Jr.
Senior Vice President and
Chief Financial Officer
Courier Corporation
15 Wellman Avenue
North Chelmsford, MA 01863
(978) 251-8228 Fax
investorrelations@courier.com

Our thanks to the Pollard Memorial Library, Lowell, MA for the use of their facility for Jim Conway's photograph.



"Greatness lies not in being strong,
but in the right use of strength."
— Henry Ward Beecher


books
books

**Courier**

COURIER CORPORATION
15 WELLMAN AVE.
N. CHELMSFORD, MA
01863

